UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2023

AKERNA CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39096	83-2242651
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1550 Larimer Street, #246, Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (888) 932-6537

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	KERN	NASDAQ Capital Market
Warrants to purchase Common Stock	KERNW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Second Amendment to Securities Purchase Agreement

As previously reported, on April 28, 2023, Akerna Corp., a Delaware corporation (“Akerna”), entered into a securities purchase agreement (the “SPA”) with Akerna Canada Ample Exchange Inc. (“Akerna Exchange”) and MJ Acquisition Corp. (“MJA”). Upon the terms and subject to the satisfaction of the conditions described in the SPA, including approval of the transaction by Akerna’s stockholders, Akerna will sell to MJA (or a subsidiary of MJA) all of the membership interests in MJ Freeway, LLC (“MJF”) and Akerna Exchange will sell to MJA all of the outstanding capital stock of Ample Organics Inc. (“Ample”) (jointly, such sales, the “Sale Transaction”). On September 28, 2023, Akerna, Akerna Exchange and MJA entered into a first amendment to the SPA (the “First Amendment”).

On November 15, 2023, Akerna, Akerna Exchange and MJA entered into a second amendment to the SPA (the “Second Amendment”), which amends certain of the terms of the SPA as amended by the First Amendment. Principally, the Second Amendment:

(i)	amends Article I of the SPA to amended certain definitions regarding the Second Amended and Restated Note (as defined below);

(ii)	amends Section 2.2 of the SPA to reduce the amount of cash to be paid at closing from $2 million to $1.85 million;

(iii)	amends Section 5.19 to provide that in the event that the shares of Ample are sold to a third-party prior to closing Akerna will immediately pass on the MJA the proceeds for such sale not to exceed $700,000 less $20,000 to cover Akerna’s legal expenses;

(iv)	provides that concurrently with the Second Amendment, MJA will loan Akerna an additional $150,000 to fund Akerna’s working capital requirements; and

(v)	provides that concurrently with the funding of the additional $150,000 loan to Akerna, Akerna will issue a second amended and restated convertible secured promissory note (“Second Amended and Restated Note”) to MJA which amends and restates the Amended and Restated Secured Promissory Note dated October 11, 2023 by and between Akerna and MJA (the ‘Amended and Restated Note”) to (A) increase the principal amount of the Amended and Restated Note from $1,500,000 to $1,650,000, and (B) provide that contemporaneous with and immediately prior to the consummation of the transactions under the SPA provide that contemporaneous with and immediately prior to the consummation of the transactions under the SPA, the principal amount of the shall convert into such quantity of shares of common stock of the Company as equals (1) $1,650,000, divided by (2) the 5-day volume weighted average price of the common stock of the Company as quoted on The Nasdaq Capital Market for the 5 trading days immediately preceding the date of the consummation of the transactions under the SPA; provided however, that in no case shall Akerna be required to issue to MJA such number of shares of common stock as would in the aggregate with all shares issued pursuant to the SPA and/or held or controlled by MJA exceed 19.99% of the number of issued and outstanding shares of common stock of the Seller on September 28, 2023 without first obtaining the approval of stockholders of Akerna as required pursuant to the rules of the Nasdaq Stock Exchange.

Except as set forth above, no other amendments, revisions or additions were made to the SPA as amended by the First Amendment and all terms, conditions, covenants, representations and warranties contained in the SPA as amended by the First Amendment shall remain in full force and effect as disclosed in Item 1.01 of Akerna’s Current Reports on Form 8-K as filed with the Commission on May 1, 2023 and October 4, 2023, which disclosure is incorporated herein by reference.

Second Amended and Restated Convertible Secured Promissory Note

In relation to the Second Amendment, on November 15, 2023, Akerna, Akerna Exchange, and MJA entered into the Second Amended and Restated Note whereby Akerna promises to pay to the order of MJA or its registered assigns the amount of $1,650,000. The Amended and Restated Note amended the Amended and Restated Note to:

(A)	increase the principal amount of the Original Note from $1,500,000 to $1,650,000; and

(B)	provide that contemporaneous with and immediately prior to the consummation of the transactions under the SPA provide that contemporaneous with and immediately prior to the consummation of the transactions under the SPA, the principal amount of the shall convert into such quantity of shares of common stock of the Company as equals (1) $1,650,000, divided by (2) the 5-day volume weighted average price of the common stock of the Company as quoted on The Nasdaq Capital Market for the 5 trading days immediately preceding the date of the consummation of the transactions under the SPA; provided however, that in no case shall Akerna be required to issue to MJA such number of shares of common stock as would in the aggregate with all shares issued pursuant to the SPA and/or held or controlled by MJA exceed 19.99% of the number of issued and outstanding shares of common stock of the Seller on September 28, 2023 without first obtaining the approval of stockholders of Akerna as required pursuant to the rules of the Nasdaq Stock Exchange.

Except as set forth above, no other amendments, revisions or additions were made to the Amended and Restated Note and all terms, conditions, covenants, representations and warranties contained in the Amended and Restated Note shall remain in full force and effect as disclosed in Item 1.01 of Akerna’s Current Reports on Form 8-K as filed with the Commission on October 12, 2023, which disclosure is incorporated herein by reference.

Second Amended and Restated Security Agreement

Pursuant to the Second Amended and Restated Note, Akerna’s obligations under the Second Amended and Restated Note are to be secured pursuant to a Second Amended and Restated Security and Pledge Agreement entered into by and among Akerna, MJA and the other parties thereto dated November 15, 2023 (the “Second Amended and Restated Security Agreement”). The Second Amended and Restated Security Agreement amends and restates the Amended and Restated Security Agreement entered into by and among Akerna, MJA and other parties thereto dated October 11, 2023 (the “Amended and Restated Security Agreement”) to reflect the entry into the Second Amended and Restated Note and change references therein from the Amended and Restated Note to the Second Amended and Restated Note.

Except as set forth above, no other amendments, revisions or additions were made to the Amended and Restated Security Agreement and all terms, conditions, covenants, representations and warranties contained in the Amended and Restated Security Agreement shall remain in full force and effect as disclosed in Item 1.01 of Akerna’s Current Reports on Form 8-K as filed with the Commission on October 11, 2023, which disclosure is incorporated herein by reference

Second Amended and Restated Guaranty

In connection to the Second Amended and Restated Note, certain subsidiaries of Akerna entered into an amended and restated guaranty agreement with MJA on November 15, 2023 (the “Second Amended and Restated Guaranty Agreement”) under which they will guarantee the obligations of the Company under the Second Amended and Restated Note.

Waiver

In connection to the Second Amended and Restated Note, the Second Amended and Restated Security Agreement, and the Second Amended and Restated Guaranty Agreement (collectively, “Second Amended and Restated New Note Transaction Documents”) and solely to permit Akerna to issue the Second Amended and Restated Note and execute and perform its obligations under the Second Amended and Restated New Note Transaction Documents and the Second Amended and Restated Subordination Agreement (as defined below), on November 15, 2023, each of the holders (each, a “Holder”) of Akerna’s senior secured convertible notes (the “2021 Notes”) issued pursuant to a Securities Purchase Agreement dated October 5, 2021 (“2021 SPA”) agreed to waive the prohibition on issuing indebtedness other than Permitted Indebtedness (as defined in the 2021 Notes) pursuant to Section 14(b) of the 2021 Notes and the prohibition permitting Liens (as defined in the 2021 Notes) to exist other than Permitted Liens (as defined in the 2021 Notes) pursuant to Section 14(c) of the 2021 Notes and Section 5(g)(v) of the 2021 SPA (the “Waiver”).

Second Amended and Restated Subordination and Intercreditor Agreement

In connection to the Second Amended and Restated New Note Transaction Documents, MJA, Akerna, and HT Investments MA LLC (the “Senior Agent”, together with the Holders, the “Senior Creditors”), as collateral agent under the 2021 SPA, each on behalf of the respective Holders, entered into a second amended and restated subordination and intercreditor agreement dated November 15, 2023 (the “Second Amended and Restated Subordination Agreement”), whereby the parties agreed that the payment of any and all obligations, liabilities and indebtedness of every nature of Akerna, its applicable subsidiary and/or affiliates from time to time owed to MJA under Second Amended and Restated Subordinated Debt Documents (as defined in the Second Amended and Restated Subordination Agreement) will be subordinate and subject in right and time of payment, to the prior payment in full of all obligations, liabilities and indebtedness of every nature of Akerna, its applicable subsidiary and/or affiliates from time to time owed to any Senior Creditor under the Senior Debt Documents (as defined in the Second Amended and Restated Subordination Agreement).

The above descriptions of the material terms of the Second Amendment, the Second Amended and Restated Note, the Second Amended and Restated Security Agreement, the Second Amended and Restated Guaranty, the Waiver and the Second Amended and Restated Subordination Agreement (collectively, the “Transaction Documents”) are qualified in their entirety by reference to the full text of the Transaction Documents, which are filed as Exhibits 2.1 and 10.1 and 10.5 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Current Report on Form 8-K is also incorporated by reference into this Item 2.03 of this Current Report on Form 8-K.

Item 3.02 Unregistered Sale of Equity Securities

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K is also incorporated herein by reference into this Item 3.02 of this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed as part of this report:

Exhibit Number	Description
2.1	Second Amendment to Securities Purchase Agreement, dated November 15, 2023, by and among Akerna and MJA
10.1*	Second Amended and Restated Secured Promissory Note, dated November 15, 2023, by and among Akerna, Akerna Exchange, and MJA
10.2*	Second Amended and Restated Security and Pledge Agreement, by and among Akerna, MJA and the other parties thereto dated November 15, 2023
10.3	Second Amended and Restated Guaranty Agreement, by and among certain subsidiaries of Akerna and MJA, dated November 15, 2023
10.4	Second Amended and Restated Subordination and Intercreditor Agreement, by and among MJA, Akerna, and HT Investments MA LLC, dated November 15, 2023
10.5	Form of Waiver, by and among Akerna and certain note holders, dated November 15, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

Additional Information and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material with respect to the proposed transactions between Akerna and Gryphon Digital Mining, Inc. (‘Gryphon”) and between Akerna and MJ Acquisition Corp. In connection with the proposed transactions, Akerna has filed relevant materials with the United States Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that contains a prospectus and a proxy statement. Akerna will mail the proxy statement/prospectus to the Akerna stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. Investors and securityholders of Akerna and Gryphon are urged to read these materials because they will contain important information about Akerna, Gryphon and the proposed transactions. This Current Report on Form 8-K is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Akerna may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC on Akerna’s website at www.akerna.com, on the SEC’s website at www.sec.gov or by directing a request to Akerna’s Investor Relations at (516) 419-9915.

This Current Report on Form 8-K is not a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions, and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Akerna, Gryphon, MJ Acquisition Corp. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Akerna in connection with the proposed transactions. Information about the executive officers and directors of Akerna are set forth in Akerna’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 19, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Akerna, is set forth in the proxy statement/prospectus included in Akerna’s registration statement on Form S-4 as filed with the SEC on May 12, 2023, as last amended on September 7, 2023. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon the current expectations of Gryphon and Akerna. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Akerna, Gryphon and MJ Acquisition Co. to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Akerna’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Akerna stockholders and Gryphon stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Akerna’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its business plan; (x) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results and (xi) risks related to the Panel not granting additional time for Akerna to regain compliance with the listing rules and Akerna being suspended and delisted from The Nasdaq Capital Market. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Akerna’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, each filed with the SEC, and in other filings that Akerna makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Akerna and Gryphon expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: November 17, 2023	AKERNA CORP.

	By:	/s/ Jessica Billingsley
		Name:	Jessica Billingsley
		Title:	Chief Executive Officer